SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 Translation of letter to the Argentine Securities Commission dated June 4, 2025.

City of Buenos Aires, June 4, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

City of Buenos Aires

Re.: Relevant Information - Acquisition of shareholding in

OLEODUCTO LOMA CAMPANA - LAGO PELLEGRINI S.A.

Ladies and Gentleman,

We are writing to you in compliance with the provisions of Title II, Chapter II, Article 4(e) of the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

In this regard, we inform you that, on this date, YPF S.A. (“YPF”) acquired 15% of the capital stock and voting rights of OLEODUCTO LOMA CAMPANA - LAGO PELLEGRINI S.A. (“OLCLP”), through the purchase to TECPETROL S.A. (“TECPETROL”) of 130,259,852 class “B” ordinary, nominative, non-endorsable shares, with a par value of Ps.1 (one Argentine peso) each and with the right to one vote per share of OLCLP (the “Transaction”). With the aforementioned acquisition, YPF, which already owned 85% of the capital stock, will own 100% of the capital stock of OLCLP.

OLCLP operates an oil pipeline whose starting point is the Crude Oil Treatment Plant located in Loma Campana, Province of Neuquén, and its end point is the Pumping Station located in Lago Pellegrini, Province of Río Negro, whose concessionaire is Oleoductos del Valle S.A.

The total price of the Transaction amounts to US$15,000,000, and will be paid according to the following schedule:

(i)

as of the date hereof, the amount of US$13,606,450 was paid by offsetting with payment obligations assumed by TECPETROL under the Firm Transportation Services Agreement Vaca Muerta Sur Pipeline - Tranche 1, instrumented by means of an offer issued by YPF; and

(ii)	the remaining balance, equivalent to US$1,393,550, will be paid by YPF within the next 15 days, through a bank wire transfer in Argentine pesos.

Likewise, and according to OLCLP’s last quarterly balance sheet as of March 31, 2025, there were credits for sales and accounts receivable with YPF for a total of Ps.4,440,400,932, as well as liabilities for Ps.543,136,353.

Finally, it is hereby stated for the record that all other additional information required by the regulations in force is available in the corresponding web pages of BYMA (https://www.byma.com.ar/) and of the Autopista de Información Financiera of the CNV (under the items “Información Financiera–Estados Contables Sociedades Controladas” e “Información Societaria–Nómina de Autoridades–Sociedades Controladas”): https://www.cnv.gov.ar/SitioWeb/Empresas/Empresa/30546689979?fdesde=28/1/2021

Yours faithfully,

Marco Bramer

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 4, 2025	By:	/s/ Marco Bramer
	Name:	Marco Bramer
	Title:	Market Relations Officer